                                                                   EXHIBIT 99(b)


NEWS RELEASE                                                Cleveland-Cliffs Inc
                                                            1100 Superior Avenue
                                                           Cleveland, Ohio 44114


                            CLEVELAND-CLIFFS REPORTS
                            ------------------------
                           THIRD QUARTER 2001 RESULTS
                           --------------------------

     Cleveland, OH -- October 24, 2001-- Cleveland-Cliffs Inc (NYSE:CLF) today reported a third quarter net loss of $1.7 million, or $.16 per diluted share. In the third quarter of 2000, Cliffs recorded net income of $6.3 million, or $.60 per diluted share.

     For the first nine months of 2001, the Company reported a net loss, net of a gain related to the cumulative effect of a change in accounting for pensions, of $17.1 million, or $1.69 per diluted share. The net loss before the cumulative effect of the accounting change was $26.4 million, or $2.61 per diluted share. In the first nine months of 2000, Cliffs recorded net income of $13.8 million, or $1.31 per diluted share.

          Following is a summary of results:


                                                                   (IN MILLIONS, EXCEPT PER SHARE)
                                                       --------------------------------------------------------
                                                           THIRD QUARTER                   FIRST NINE MONTHS
                                                           -------------                   -----------------
                                                       2001             2000            2001              2000
                                                       ----             ----            ----              ----
Net Income (Loss) Before
     Special Items and
     Cumulative  Effect of
     Accounting Change                               $(1.7)          $  6.4            $(26.4)        $ 10.5

Special Items                                                --          ( .1)                --           3.3
                                                   --------------    ------------    ------------     -------------
Net Income (Loss) Before
     Cumulative Effect
     of Accounting Change:
                      Amount                          (1.7)             6.3             (26.4)          13.8
                      Per Share                       (.16)             .60             (2.61)          1.31
Cumulative Effect on Prior
     Years of Accounting Change:
                      Amount                            --              --                9.3             --
                      Per Share                         --              --                .92             --
                                                   --------------    ------------    ------------     -------------
Net Income (Loss):
                      Amount                          (1.7)             6.3            (17.1)            13.8
                      Per Share                       (.16)             .60            (1.69)            1.31

     The lower results in 2001 were primarily due to production curtailments, higher operating costs, an increased loss from Cliffs and Associates Limited
(CAL), lower royalties and management fees, lower sales volume and higher interest expense. Fixed costs related to 2001 production curtailments, which are included in cost of goods sold and operating expenses, were approximately $10 million in the third quarter and $35 million in the first nine months. Higher energy and employee benefit costs also contributed to the increase in operating costs for the first nine months. Iron ore pellet sales in the third quarter of 2001 were 2.9 million tons compared with 3.7 million tons in 2000. Sales for the first nine months were 5.7 million tons in 2001 versus 7.8 million tons in 2000. Third quarter and nine-month 2001 results benefited from the sale of non-strategic assets, and nine-month 2001 results included a $2.8 million pre-tax charge for restructuring activities.

OPERATIONS
----------

     Iron ore pellet production at Cliffs-managed mines was 6.4 million tons in the third quarter of 2001 versus 10.6 million tons in 2000. Nine-month production was 19.8 million tons compared to 31.2 million tons in 2000. The decrease in third quarter and nine-month production in 2001 was principally due to the permanent closure of LTV Steel Mining Company at the beginning of 2001 and production curtailments. Cliffs' share of production in the third quarter was 2.2 million tons versus 3.0 million tons in 2000, and nine-month production was 6.8 million tons versus 8.8 million tons in 2000. Following is a summary of production tonnages by mine for the first nine months of 2001 and 2000:



                                                     (GROSS TONS IN MILLIONS)
                                     -----------------------------------------------------------
                                              TOTAL                           CLIFFS' SHARE
                                     --------------------------         ------------------------
                                     2001            2000                 2001            2000
                                     ----            ----                 ----            ----
Empire                                 4.6            5.7                 1.3             1.3
Hibbing                                4.0            6.2                  .1              .9
LTV Steel Mining                        --            5.8                  --              --
Northshore                             2.6            3.2                 2.6             3.2
Tilden                                 4.5            5.8                 1.8             2.4
Wabush                                 4.1            4.5                 1.0             1.0
                                   ----------     -----------          -----------     ---------
                     Total            19.8           31.2                 6.8             8.8
                                   ==========     ===========          ===========     =========

     The CAL hot-briquetted iron (HBI) plant in Trinidad continues to make progress during the ramp-up of operations that started in mid-March. Following is a summary of production and sales tonnages for the third quarter and first nine months:

                                        (METRIC TONS IN THOUSANDS)
                              --------------------------------------------------
                                 THIRD QUARTER               FIRST NINE MONTHS
                              -------------------        -----------------------

      PRODUCTION                      59                           118
      SALES                           54                            96

ACCOUNTING CHANGE
-----------------

     In the third quarter, Cliffs changed its method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension cost. Previously, the Company utilized a method that deferred and amortized realized and unrealized gains and losses over five years in most plans. Under the new accounting method, the market value of plan assets will reflect realized and unrealized gains and losses immediately. This method of accounting, which is consistent with the practices of many other companies with significant pension assets, will result in improved reporting as the method more closely reflects the fair value of its pension assets at the date of reporting.

     The cumulative effect of the accounting change on prior years results was a $14.3 million pre-tax credit to income ($9.3 million after-tax). This credit was retroactively recognized in the first quarter of 2001. The accounting change reduced pension expense in the third quarter and first nine months of 2001 by $.1 million.

SPECIAL ITEMS IN 2000
---------------------

     Cliffs recorded an after-tax recovery on a business interruption insurance claim of $.1 million in the third quarter and $9.9 million in the first nine months, and an after-tax charge to recognize the decrease in the market value of LTV Corporation shares then owned by the Company of $.2 million in the third quarter and $6.6 million in the first nine months.

LIQUIDITY
---------

     At September 30, 2001, Cliffs had cash and cash equivalents of $101.2 million with $100 million borrowed under the Company's unsecured revolving credit facility. At the end of September, there were 4.5 million tons of pellets in inventory at a cost of $126 million. Pellet inventory at September 30, 2000 was 2.6 million tons, or $73 million. Based on the Company's current sales outlook, cash flow from inventory liquidation is projected to be sufficient to permit repayment of all borrowings under the revolving credit facility by year-end; however, normal seasonal working capital requirements will require borrowing under this facility early in 2002.

OUTLOOK
-------

     Cliffs' pellet sales in the fourth quarter are projected to range between
3.3 and 3.5 million tons. This would result in full year sales of 9.0 to 9.2 million tons, an 8 to 10 percent decline from the previous projection of 10.0 million tons. The current sales projection assumes LTV Corporation operates its two blast furnaces in Cleveland and two furnaces in Chicago for the remainder of the year. Fourth quarter sales to LTV are projected to be about 1.4 million tons, or about 40 percent of fourth quarter sales. LTV continues to meet its obligations as a 25 percent partner in the Empire Mine, but has neither affirmed nor rejected its ownership in Empire.

     The five mines managed by Cliffs are scheduled to produce 6.9 million tons in the fourth quarter, and 26.1 million tons for the full year. Cliffs' share of scheduled production is 1.6 million tons in the fourth quarter, and 8.4 million tons for the full year. The Northshore Mine is taking an eight-week shutdown and the Wabush Mine, a seven-week shutdown, and additional fourth quarter curtailments are being evaluated. Production schedules at all mines for the remainder of 2001 continue to be subject to change.

     Bethlehem Steel Corporation, a 70.3 percent owner of the Hibbing Mine, filed for protection under Chapter 11 of the U. S. Bankruptcy Code on October
15. It is expected that Bethlehem will continue to fund its Hibbing obligations and take iron ore from the mine.

     Acme Metals Incorporated, a 15.1 percent owner of the Wabush Mine, stopped funding its share of the mine cash requirements in August. This action was largely responsible for the production curtailment at Wabush. Acme has been operating in Chapter 11 since September 1998.

     Earlier this week, the CAL plant in Trinidad was taken down for two weeks to complete scheduled maintenance and equipment modifications. Full year production is currently expected to approximate 180,000 metric tons. The product quality and market acceptance of CIRCAL(TM) briquettes has been good, and the challenge now is to complete the ramp-up of the plant. Price realization has weakened significantly in the fourth quarter.

     On October 10, Cliffs and Minnesota Power announced an agreement to acquire the assets of LTV Steel Mining Company from LTV Corporation. Completion of the purchase transaction is expected in the fourth quarter.

     John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "We currently expect to report a loss in the fourth quarter that will exceed the third quarter loss. Pellet sales are projected to be greater than the third quarter, but the fixed costs associated with fourth quarter production curtailments at the Northshore and Wabush Mines will more than offset the favorable impact of the higher sales.

     The results we have reported thus far in 2001 and expect to report in the fourth quarter are unacceptable and require major changes in the way Cliffs operates its iron ore business. While we expect business conditions will continue to be extremely difficult in 2002, we are committed to improving our financial results.

     To be world class competitive, the cost and quality of our iron ore products must meet or beat the competition and we are aggressively pursuing changes that will lead to the accomplishment of that objective. Some of the changes we are working on will likely involve ownership changes at the four mine partnerships we manage. These partnerships, owned by Cliffs and various steel companies, have provided a very successful model for many years, but the priorities of our steel company partners have changed. Most of our partners need their capital to conduct their steel business. They can no longer afford to own and make investments in iron ore.

     We firmly believe that Cliffs has a unique opportunity to become a bigger, more powerful force in a consolidating industry by acquiring the interests of some steel company partners. We are also evaluating the acquisition of mines not currently managed by the Company. Cliffs will be a leader in remaking the iron ore business in the United States."

                       * * * * * * * * * * * * * * * * * *

     Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

     This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

     Actual results may differ materially from such statements for a variety of factors; such as displacement of iron production by North American integrated steel producers due to electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U.S. Bankruptcy Code or similar statutes in other countries; changes in imports of steel, iron ore, or ferrous metallic products; changes due to the ability of Cliffs and Associates Limited to forecast revenue rates, costs and production levels; domestic or international economic and political conditions; major equipment failure, availability and magnitude and duration of repairs; process difficulties; and availability and cost of key components of production (e.g., labor, electric power, fuel, water).

     Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2000 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

     Cliffs will host a conference call on third quarter 2001 results tomorrow, October 25, at 10:00 a.m. EDT. The call will be broadcast live on Cliffs' website at http://www.cleveland-cliffs.com. A replay of the call will be available on the website for 30 days.

Contacts:
--------
Media:  Ralph S. Berge, (216) 694-4870
Financial Community: Fred B. Rice, (800) 214-0739 or (216) 694-5459

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com

                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED OPERATIONS


                                                                 Three Months                          Nine Months
                                                              Ended September 30,                  Ended September 30,
                                                       ----------------------------------   ----------------------------------
(In Millions Except Per Share Amounts)                      2001              2000               2001               2000
-------------------------------------                  ----------------  ----------------   ----------------   ---------------
REVENUES
     Product sales and services
         Iron ore products                                    $ 109.1           $ 134.6            $ 213.1           $ 280.2
         HBI products                                             4.9                                  8.6
                                                      ----------------  ----------------   ----------------   ---------------
            Total                                               114.0             134.6              221.7             280.2
     Royalties and management fees                               12.2              15.0               31.1              39.6
                                                      ----------------  ----------------   ----------------   ---------------
            Total Operating Revenues                            126.2             149.6              252.8             319.8
     Insurance recovery                                            .4                .3                 .4              15.3
     Interest income                                               .8                .7                2.8               2.1
     Other income                                                 3.4               1.9                8.0               4.0
                                                      ----------------  ----------------   ----------------   ---------------
                                TOTAL REVENUES                  130.8             152.5              264.0             341.2

COSTS AND EXPENSES
     Cost of goods sold and operating expenses
         Iron ore products                                      116.5             132.8              256.7             280.2
         HBI products                                            10.7                                 21.0
                                                      ----------------  ----------------   ----------------   ---------------
            Total                                               127.2             132.8              277.7             280.2
     Administrative, selling and general expenses                 3.9               5.9               11.9              14.2
     Loss on long-term investment                                                   1.1                                 10.2
     Pre-operating loss in Cliffs and
       Associates Limited                                                           3.4                5.8               9.7
     Interest expense                                             2.8               1.2                7.4               3.7
     Other expenses                                                .9               1.3                4.8               5.1
                                                      ----------------  ----------------   ----------------   ---------------
                      TOTAL COSTS AND EXPENSES                  134.8             145.7              307.6             323.1
                                                      ----------------  ----------------   ----------------   ---------------

INCOME (LOSS) BEFORE INCOME TAXES,
     MINORITY INTEREST AND CUMULATIVE
     EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                    (4.0)              6.8              (43.6)             18.1
INCOME TAXES (CREDIT)                                            (1.1)               .5              (13.4)              4.3
                                                      ----------------  ----------------   ----------------   ---------------
INCOME (LOSS) BEFORE MINORITY INTEREST
     AND CUMULATIVE EFFECT OF CHANGE
     IN ACCOUNTING PRINCIPLE                                     (2.9)              6.3              (30.2)             13.8
MINORITY INTEREST                                                 1.2                                  3.8
                                                      ----------------  ----------------   ----------------   ---------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT ON PRIOR
     YEARS OF CHANGE IN ACCOUNTING PRINCIPLE                     (1.7)              6.3              (26.4)             13.8
CUMULATIVE EFFECT ON PRIOR
     YEARS OF CHANGE IN ACCOUNTING PRINCIPLE                                                           9.3
                                                      ----------------  ----------------   ----------------   ---------------
NET INCOME (LOSS)                                             $  (1.7)            $ 6.3            $ (17.1)           $ 13.8
                                                      ================  ================   ================   ===============

NET INCOME (LOSS) PER COMMON SHARE
     Basic and Diluted
       Before cumulative effect of change in
         accounting principle                                 $  (.16)          $   .60            $ (2.61)           $ 1.31
       Cumulative effect on prior years of
         change in accounting principle                                                                .92
                                                      ----------------  ----------------   ----------------   ---------------
              Net income (loss)                               $  (.16)          $   .60            $ (1.69)           $ 1.31
                                                      ================  ================   ================   ===============

AVERAGE NUMBER OF SHARES
     Basic                                                       10.1              10.4               10.1              10.5
     Diluted                                                     10.1              10.4               10.1              10.5


                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                         Three Months                        Nine Months
                                                                     Ended September 30,                 Ended September 30,
                                                                -------------------------------    --------------------------------
(In Millions, Brackets Indicate Decrease in Cash)                   2001             2000               2001             2000
------------------------------------------------                --------------   --------------    ---------------  ---------------

OPERATING ACTIVITIES
     Net income (loss)                                                 $ (1.7)           $ 6.3            $ (17.1)          $ 13.8
     Depreciation and amortization:
         Consolidated                                                     3.7              3.3               11.5              9.6
         Share of associated companies                                    2.7              3.2                8.2              9.4
     Loss on long-term investment                                                          1.1                                10.2
     Equity loss in Cliffs and Associates Limited                                          3.4                                 9.7
     Cumulative effect of change in accounting principle,
         net of $5.0 million tax                                                                             (9.3)
     Gain on sale of assets                                              (2.6)                               (5.1)
     Minority interest in Cliffs and Associates Limited                  (1.2)                               (3.8)
     Deferred income taxes                                                (.2)             (.9)              (6.2)            (4.1)
     Other                                                                1.3              (.4)               2.6              2.2
                                                                --------------   --------------    ---------------  ---------------
         Total before changes in operating
             assets and liabilities                                       2.0             16.0              (19.2)            50.8
     Changes in operating assets and liabilities                         37.8             28.0              (12.8)           (24.8)
                                                                --------------   --------------    ---------------  ---------------
             Net cash from (used by) operating activities                39.8             44.0              (32.0)            26.0

INVESTING ACTIVITIES
     Purchase of property, plant and equipment:
         Consolidated:
             Cliffs and Associates Limited                                (.5)                               (6.0)
             All other                                                                    (2.7)              (2.6)            (5.4)
                                                                --------------   --------------    ---------------  ---------------
                 Total                                                    (.5)            (2.7)              (8.6)            (5.4)
         Share of associated companies                                   (1.2)            (1.7)              (2.1)            (4.1)
     Equity investment and advances in
         Cliffs and Associates Limited                                                    (3.8)                              (11.3)
     Proceeds from sale of assets                                         7.8               .5               10.5               .5
     Other                                                                 .3                                 (.4)
                                                                --------------   --------------    ---------------  ---------------
             Net cash from (used by) investing activities                 6.4             (7.7)               (.6)           (20.3)

FINANCING ACTIVITIES
     Dividends                                                           (1.0)            (3.9)              (3.1)           (11.9)
     Short-term borrowings                                                                                  100.0
     Contributions by minority shareholder in
         Cliffs and Associates Limited                                     .5                                 7.0
     Repurchases of Common Shares                                                         (6.3)                              (11.8)
                                                                --------------   --------------    ---------------  ---------------
             Net cash from (used by) financing activities                 (.5)           (10.2)             103.9            (23.7)
                                                                --------------   --------------    ---------------  ---------------

INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                                  $ 45.7           $ 26.1             $ 71.3          $ (18.0)
                                                                ==============   ==============    ===============  ===============

                              CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                                                               (In Millions)
                                                                -------------------------------------------
                                                                 Sept. 30,      Dec. 31,       Sept. 30,
                                                                   2001           2000            2000
                                                                ------------   ------------   -------------
                                    ASSETS
                                    ------

CURRENT ASSETS
      Cash and cash equivalents                                     $ 101.2         $ 29.9          $ 49.6
      Trade accounts receivable - net                                  28.3           46.3            52.2
      Receivables from associated companies                            14.1           18.5            19.6
      Inventories
          Product                                                     127.8           90.8            72.5
          Supplies and other                                           22.8           22.4            16.1
                                                                ------------   ------------   -------------
                                                                      150.6          113.2            88.6
      Other                                                            35.4           40.1            21.1
                                                                ------------   ------------   -------------
                                  TOTAL CURRENT ASSETS                329.6          248.0           231.1

PROPERTIES - NET                                                      264.3          272.7           150.1

INVESTMENTS IN ASSOCIATED COMPANIES                                   134.9          138.4           224.7

OTHER ASSETS                                                           66.5           68.7            80.2
                                                                ------------   ------------   -------------

                                          TOTAL ASSETS              $ 795.3        $ 727.8         $ 686.1
                                                                ============   ============   =============


         LIABILITIES AND SHAREHOLDERS' EQUITY
         ------------------------------------

CURRENT LIABILITIES
      Short-term borrowings                                         $ 100.0        $               $
      Accounts payable and accrued expenses                            93.3          102.2            85.5
                                                                ------------   ------------   -------------
                             TOTAL CURRENT LIABILITIES                193.3          102.2            85.5

LONG-TERM DEBT                                                         70.0           70.0            70.0

POSTEMPLOYMENT BENEFIT LIABILITIES                                     65.6           71.7            67.1

OTHER LIABILITIES                                                      57.4           58.0            58.8

MINORITY INTEREST                                                      27.1           23.9

SHAREHOLDERS' EQUITY                                                  381.9          402.0           404.7
                                                                ------------   ------------   -------------

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 795.3        $ 727.8         $ 686.1
                                                                ============   ============   =============


-------------------------------------------------------------------------------

UNAUDITED FINANCIAL STATEMENTS

     In management's opinion, the unaudited financial statements present fairly the Company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.